EXHIBIT 99.1

[PUBLICIS GROUPE S.A. LOGO]

PRESS RELEASE


CONTACTS:
LAURENCE REY / PIERRE BENAICH
PUBLICIS GROUPE SA
+ 33-1-44-43-7000


             PUBLICIS GROUPE S.A.: 1ST-HALF 2001 RESULTS UP SHARPLY
             ------------------------------------------------------


PARIS, FRANCE, SEPTEMBER 13, 2001 -- Publicis Groupe SA (NYSE: PUB) today announced a sharp increase in first-half 2001 results.

Figures show steep rises:
-     Revenues                            :     +67%
-     EBITDA                              :     +50%
-     EBIT                                :     +42%
-     Net profit (before goodwill amortiz. and exceptionals)     :     +57%

These figures include acquisitions made in 2000 and early 2001, primarily Saatchi & Saatchi and Nelson Communications.

KEY FIGURES
--------------------------------------------------------------------------------
                           1st half       1ST HALF        1ST HALF     % RISE
                             2000        2001(EUROS)     2001(US$)
--------------------------------------------------------------------------------

Billings                     4568       7538 MILLION    6791 MILLION    +65%
                            million                                    +6.3%
                                                                     (ORGANIC)
--------------------------------------------------------------------------------

Revenues                  687 million   1148 MILLION    1034 MILLION    +67%
                                                                       +5.5%
                                                                     (ORGANIC)
--------------------------------------------------------------------------------
EBITDA                    132 million    190 MILLION    171 MILLION    +50%

--------------------------------------------------------------------------------
EBIT                      105 million    149 MILLION    134 MILLION    +42%

--------------------------------------------------------------------------------
Net profit, excluding
minorities BEFORE            55.8        88 MILLION      79 MILLION    +57%
amortization of goodwill    million
and BEFORE exceptionals
--------------------------------------------------------------------------------
Net profit, excluding
minorities AFTER          52 million     54 MILLION      49 MILLION   +3.8%
amortization of goodwill
and AFTER exceptionals
--------------------------------------------------------------------------------
Net earnings per share
(diluted) BEFORE             0.59           0.63            0.57      +6.8%
amortization of goodwill
and BEFORE exceptionals
--------------------------------------------------------------------------------
Cash flows from           90 million     140 MILLION    126 MILLION    +56%
operations
--------------------------------------------------------------------------------

Publicis Groupe SA revenues are generated in the following regions:
      Europe                   44.3%
      North America            43.7%
      Rest of the world        12%


ON 2001 FULL-YEAR PROSPECTS, Maurice Levy, CEO of Publicis Groupe SA said : "THE MOST RECENTLY PUBLISHED FORECASTS SUGGEST FURTHER DETERIORATION OF WORLD ADVERTISING MARKETS IN THE SECOND HALF OF THIS YEAR, FOLLOWED BY WEAK GROWTH IN 2002. RECENT EVENTS ON THE INTERNATIONAL SCENE MAKE FOR ADDITIONAL UNCERTAINTY. IN DEALING WITH THIS SITUATION, PUBLICIS CAN COUNT ON A RANGE OF STRENGTHS: A CLEAR, PERTINENT STRATEGY THAT HAS PROVEN ITS WORTH ; A PORTFOLIO OF EXCEPTIONALLY HIGH-QUALITY CLIENTS WHICH IS WELL-BALANCED ACROSS DIFFERENT BUSINESS SECTORS AND GEOGRAPHICAL REGIONS ; DEDICATED TEAMS WITH THE ABILITY AND WILL TO WIN ; EXCELLENT PERFORMANCES IN NEW BUSINESS.
PROVIDED THERE ARE NO EXCEPTIONAL DEVELOPMENTS, WE SHOULD THUS ACHIEVE HEALTHY LEVELS OF BUSINESS, WITH ORGANIC GROWTH WELL ABOVE THE MARKET AVERAGE. WE EXPECT EARNINGS BEFORE INTEREST AND TAX (EBIT) TO REACH 14% OF FULL-YEAR REVENUES FOR 2001."



HIGHLIGHTS OF 1ST-HALF 2001

o PUBLICIS CONTINUED TO EXPAND AGGRESSIVELY IN SPECIALIZED AGENCIES AND MARKETING SERVICES (SAMS). Key developments included:
     1.   Consolidation  of  our  offering  in  direct  marketing,   with  the
          -------------------------------------------------------
          acquisition of Triangle Group, the leading independent direct-marketing and sales promotion agency in the UK, and a controlling interest in Fisch.Meier.Direkt, the number-one agency in Switzerland, plus the merger of Global Event System and Publicis Dialog in France.
     2.   Expansion in ethnic  communications,  a  fast-growing  sector in the
          -----------------------------------
          United States, with the acquisition of Hispanic agencies Sanchez & Levitan and the Dallas and Los Angeles offices of Siboney
     3.   Creation of one of the foremost  design  groups in France,  with the
          -----------------------------------------------
          acquisition of Carre Noir, the renowned design agency
     4.   Reinforcement of our offering in financial communications with the
          ---------------------------------------------------------
          acquisition of agencies Ecocom in France, and of Fabianne Gershon & Associates and The Hudson Stone Group in the US.

     Altogether, acquisitions over the period represented full-year revenues of EUR 40 million. At June 30, 2001, SAMS business accounted for 34% of total consolidated revenue, with the balance generated by traditional advertising.

o PUBLICIS TENDERED ITS TRUE NORTH SHARES in response to the swap offer made by Interpublic Group and now holds 5,310,120 Interpublic shares. These do not represent a strategic investment for Publicis Groupe SA.

o METROBUS SUCCESSFULLY WON A NINE-YEAR RENEWAL OF ITS CONCESSION FROM TRANSPORT AUTHORITY RATP for advertising space in the Paris subway and bus network.


STRUCTURAL ADJUSTMENT

We have adjusted our business to take better account of less buoyant conditions on world advertising markets. Total staff numbers--20,340 for the group as a whole at year-end 2000--were thus reduced by 870 in the first half, primarily in the United States. In addition, exceptional losses were made in internet business, down sharply from January 2000. Together these adjustments generated an exceptional charge of EUR 14 million after tax, reflected in first-half net income.


VIGOROUS GROWTH IN NEW BUSINESS CONTINUES

Publicis won a steady stream of new business in the six months to June 30, while forging new links with both local and worldwide clients. New accounts represented a total of nearly EUR 1.5 billion and will begin to yield full benefits at the end of 2001 and in early 2002. We thus continued to win market share, and Publicis has placed second worldwide in Credit Suisse First Boston's rankings for new business at the end of July (see attached table).
New business has offset the natural attrition that followed the surge in advertising outlays last year, consolidating our overall position.

Finally, our agencies won recognition for their creative flair at the international advertising festival in Cannes in June, with Saatchi & Saatchi sharing top spot with seven Golden Lions, six Silver Lions and ten Bronze Lions.


CREATION OF THE WORLD'S NO. 3 CONSULTANCY AND MEDIA BUYING GROUP

In the strategic media buying sector, Publicis reached an agreement with
------------------------------------
Cordiant Communications Group of the UK that will bring together the two parties' consultancy and media buying operations--Optimedia and Zenithmedia. The new company is ranked no. 3 worldwide (AdAge, July 2001); Publicis will hold 75% of equity and Cordiant the remaining 25%. It will allow them to pool resources and generate major synergies in both new business development and operating costs.

SUPERVISORY BOARD MEETING
The Supervisory Board of Publicis Groupe SA, chaired by Ms. Elisabeth Badinter, met on September 13, 2001 to approve the accounts and management report for the first half of 2001. These were presented by Maurice Levy, CEO and Chairman of the Management Board.

The Supervisory Board first referred to the situation in the United States following the recent terrorist attacks, noting with relief that all the group's employees are safe and well and that none of its agencies was damaged. Deeply shocked by this tragedy, Publicis extends its sympathy and support to the people of the United States and all the group's American staff members.


                                      # # #


Publicis Groupe SA is the world's sixth largest communications group. It has operations in 102 countries and 170 cities around the world, with more than 20,000 employees.
Publicis Groupe SA includes major advertising networks Publicis Worldwide, Saatchi & Saatchi Worldwide and Fallon Worldwide.
The Group is also the world's third largest force in media buying and consulting with the Optimedia and Zenith Media networks (in partnership with CCG).
Publicis Groupe SA offers a wide range of services in the field of marketing services and specialized agencies (SAMS) including:
o     Marketing  services :  Publicis Dialog  network,  The Triangle Group and
      Frankel
o     Ethnic communications : Burrell, Conill, Publicis Sanchez & Levitan
o Healthcare communications : Nelson Communications Worldwide is the world leader in this sector.
Publicis has also a media sales business in Europe:  Media & Regies Europe.

Publicis Groupe SA reported 2000 billings of (euro)15 billion (pro forma), revenues of (euro)2.2 billion and net income (after goodwill) of (euro)157 millIon.


                                      # # #

NEW BUSINESS

Exhibit 1 : Account Wins & Losses - July and Year-to-Date
US$ IN MILLIONS
--------------------------------------------------------------------------------
   2001 YTD           WINS              LOSSES          NET GAIN(LOSS) As a % of
                  ----------------------------------------------------
COMPANY          ACCOUNTS  BILLINGS ACCOUNTS BILLINGS ACCOUNTS BILLINGS 2001 Ad
                                                                        Billings
--------------------------------------------------------------------------------
WPP Group             53    $1,647       34    $1,047     19     $600     3.1%
--------------------------------------------------------------------------------
Publicis Groupe       36      $687       16      $208     20     $479     4.8%
--------------------------------------------------------------------------------
Omnicom Group         83    $2,027       55    $1,558     28     $469     2.4%
--------------------------------------------------------------------------------
Havas                 33      $815       16      $362     17     $453     6.7%
Advertising ^
--------------------------------------------------------------------------------
bcom3 Group           33      $790       16      $390     17     $400     4.5%
--------------------------------------------------------------------------------
Interpublic           91    $2,979       59    $2,590     32     $389     1.4%
Group *
--------------------------------------------------------------------------------
Grey Global Group     16      $586       10      $336      6     $250     5.9%
--------------------------------------------------------------------------------
Cordiant              10      $215        5      $108      5     $107     3.4%
Communications
--------------------------------------------------------------------------------
YTD TOTAL            355    $9,746      211    $6,599    144   $3,147
--------------------------------------------------------------------------------
* Interpublic Group account figures pro-forma for True North Communications acquisition.
^ Havas Advertising account figures pro-forma for Tempus Group acquisition.
Note: Taken from various trade press sources. Media-only billings discounted by 75 % to make comparable with creative accounts.
Note: 2001 Ad Billings calculated by grossing up 2001E revenues from traditional advertising and media buying by 6.67x.

Source : CREDIT SUISSE FIRST BOSTON - 7 August 2001


MEDIA SPECIALISTS BY 2000 WORLDWIDE BILLINGS

TOP BILLING:THE NEW ORDER
Media specialists by 2000 worldwide billings
NEW     OLD                                      2000                 2000
RANK1   RANK(s)2    COMPANY               WORLDWIDE BILLINGS*     U.S. BILLINGS*
--------------------------------------------------------------------------------
1       (3,5,12)    MAGNA GLOBAL3               $39.53               $19.16
                    (INTERPUBLIC)
--------------------------------------------------------------------------------
2       (2,7)       MINDSHARE AND MEDIA EDGE    $29.57               $12.21
                    (WWP)
--------------------------------------------------------------------------------
3       (9,10)      OPTIMEDIA AND ZENITH MEDIA  $19.79                $7.60
                    (PUBLICIS/CORDIANT)
--------------------------------------------------------------------------------
4       (1)         OMD WORLDWIDE               $18.70                $7.57
                    (OMNICOM)
--------------------------------------------------------------------------------
5       (6)         STARCOM MEDIAVEST           $16.50                $9.95
                    (BCOM3)
--------------------------------------------------------------------------------
6       (11,13)     CIA MEDIA PLANNING          $14.05                $4.06
                    (HAVAS)
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7       (5)         CARAT                       $13.27                $2.62
                    (AEGIS)
--------------------------------------------------------------------------------
8       (8)         MEDIACOM                    $10.73                $2.77
                    (GREY GLOBAL)
--------------------------------------------------------------------------------
1 Reflects consolidations completed or announced
2 Rankings in "the old order"
3 Will negotiate deals for Initiative Media and Universal McCann
*In billions
Source: Advertising Age, July 23, 2001